NUMBER

P

PHOENIX HEALTHCARE CORPORATION

SHARES

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

COMMON STOCK

CUSIP 719072 10 0

SEE REVERSE FOR CERTAIN DEFINITIONS

This Certifies That:

is owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, PAR VALUE $.001 EACH, OF

PHOENIX HEALTHCARE CORPORATION

transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are subject to all the provisions of the Certificate of Incorporation and By-laws of the Corporation and amendments thereto, copies of which are on file with the Transfer Agent to all of which the holder, by acceptance hereof, asserts. This Certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED:

CORPORATE SECRETARY

Phoenix Healthcare Corporation
CORPORATE
SEAL
1988
DELAWARE

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Countersigned and Registered:
AMERICAN STOCK TRANSFER & TRUST COMPANY
Transfer Agent
and Registrar

By:

Authorized Signature